Capital Product Partners L.P.

3 Iassonos Street

Piraeus, 18537 Greece

September 29, 2023

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549

Re:	Capital Product Partners L.P.

Registration Statement on Form F-3

File No. 333-274680

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Capital Product Partners L.P. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-3, file number 333-274680 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 PM (EDT), on September 29, 2023, or as soon as practicable thereafter.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Richard Pollack at Sullivan & Cromwell LLP at +4420-7959-8404.

Very truly yours,

Capital Product Partners L.P.

By: Capital GP L.L.C., its general partner

By:	/s/ Gerasimos (Jerry) Kalogiratos
	Name:	Gerasimos (Jerry) Kalogiratos
	Title:	Chief Executive Officer of Capital GP L.L.C.

cc:	Richard Pollack

Abigail Yevnin

(Sullivan & Cromwell LLP)